EXHIBIT 99.1

Equinor ASA: Key information relating to cash dividend for first quarter 2024

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for first quarter 2024.

Ordinary cash dividend amount: 0.35

Extraordinary cash dividend amount: 0.35

Announced currency: USD

Last day including rights: 15 August 2024

Ex-date Oslo Børs: 16 August 2024

Ex-date New York Stock Exchange: 19 August 2024

Record date: 19 August 2024

Payment date: 28 August 2024

Date of approval: 24 April 2024

Other information: The cash dividend per share in NOK will be communicated 23 August 2024.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.